Exhibit 99.1

ARTICLES OF AMENDMENT OF
FIRST AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
SAFE BULKERS, INC.
UNDER SECTION 90 OF THE BUSINESS CORPORATIONS ACT

The undersigned, Dr. Loukas Barmparis, President of SAFE BULKERS, INC., a corporation incorporated under the laws of the Republic of the Marshall Islands, for the purpose of amending the First Amended and Restated Articles of Incorporation of said Corporation hereby certifies:

1.	The name of the Corporation is: SAFE BULKERS, INC.

2.

The Articles of Incorporation were filed with the Registrar of Corporations on December 11, 2007. Articles of Amendments of Articles of Incorporation were filed with the Registrar of Corporations on December 19, 2007. First Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations on May 9, 2008.

3.	Article III, Section 3.01 of the First Amended and Restated Articles of Incorporation is hereby amended to read as follows:

          Section 3.01. Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA and without in any way limiting the generality of the foregoing, the Corporation shall have the power:

(a)          to purchase or otherwise acquire, own, use, operate, pledge, hypothecate, mortgage, lease, charter, sub-charter, sell, build, and repair steamships, motorships, tankers, sailing vessels, tugs, lighters, barges, and all other vessels and craft of any and all motive power whatsoever, including, landcraft and any and all other means of conveyance and transportation by land or water, together with engines, boilers, machinery equipment and appurtenances of all kinds, including masts, sails, boats, anchors, cables, tackle, furniture and all other necessities thereunto appertaining and belonging, together with all materials, articles, tools, equipment and appliances necessary, suitable or convenient for the construction, equipment, use and operation thereof; and to equip, furnish, and outfit such vessels and ships;

(b) to carry on its business, to have one or more offices, and or exercise its powers in foreign countries, subject to the laws of the particular country;

(c)          to borrow or raise money and contract debts, when necessary, for the transaction of its business or for the exercise of its corporate rights, privileges or franchise or for any other lawful purpose of its incorporation; to draw, make, accept, endorse, execute and issue promissory notes, bills of exchange, bonds, debentures, and other instruments and evidences of indebtedness either secured by mortgage, pledge, deed of trust, or otherwise, or unsecured;

(d) to purchase or otherwise acquire, hold, own, mortgage, sell, convey, or otherwise dispose of real and personal property of every class and description; and

(e) to act as agent and/or representative of ship-owning companies.

4.

The amendment to the First Amended and Restated Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

IN WITNESS WHEREOF, the undersigned, the President of SAFE BULKERS, INC., has executed these Articles of Amendment on this 8th day of July, 2009 and hereby affirms and acknowledges, under the penalty of perjury that these Articles of Amendment of First Amended and Restated Articles of Incorporation are the act and deed of the Corporation.

/s/ Dr. Loukas Barmparis

Name:	Dr. Loukas Barmparis
Title:	President